Exhibit 21

LIFE PARTNERS HOLDINGS, INC.

SUBSIDIARIES

February 28, 2010

Name of Subsidiary	State of Organization
1. Life Partners, Inc.	Texas
2. LPHI Management Services, LLC	Delaware
3. LPHI Preferred Private Issue Series I, LLC	Delaware
4. Alpha Innovation Fund I, L.P.	Delaware